(formerly Quest Capital Corp.)

Consolidated Financial Statements
December 31, 2010 and 2009

(Expressed in thousands of Canadian dollars)

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of Sprott Resource Lending Corp., formerly Quest Capital Corp., (“the Company”) have been prepared by management in accordance with Canadian generally accepted accounting principles and reconciled to United States generally accepted accounting principles. These consolidated financial statements contain estimates based on management’s judgement. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded and proper records maintained and that financial information is accurate and reliable.

The Audit Committee of the Board of Directors, which is composed of independent directors, reviews the results of the annual audit and the consolidated financial statements prior to submitting the consolidated financial statements to the Board for approval.

The Company’s auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit and their report follows.

“Peter Grosskopf”	“Jim Grosdanis”
President and Chief Executive Officer	Chief Financial Officer

Toronto, Ontario, Canada
March 10, 2011

Management’s Report on Internal Control over Financial Reporting

Sprott Resource Lending Corp.’s, formerly Quest Capital Corp.’s, (“the Company’s”) management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. It includes those policies and procedures that:

a)	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

b)

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are made only in accordance with authorizations of management and the directors of the Company; and

c)

Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management used the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework to assess the effectiveness of the Company’s internal control over financial reporting. Based on that assessment, management concluded that there were no material weaknesses in the Company’s internal control over financial reporting as at December 31, 2010 and that the Company’s internal control over financial reporting was effective as at December 31, 2010.

PricewaterhouseCoopers LLP, the Company’s independent auditors, who have audited and issued a report on the consolidated financial statements of the Company for the year ended December 31, 2010, have also issued an attestation report on the Company’s internal control over financial reporting. This attestation report follows.

“Peter Grosskopf”	“Jim Grosdanis”
President and Chief Executive Officer	Chief Financial Officer

Toronto, Ontario, Canada
March 10, 2011

PricewaterhouseCoopers LLP
Chartered Accountants
PO Box 82
Royal Trust Tower, Suite 3000
Toronto-Dominion Centre
March 10, 2011	Toronto, Ontario
Canada M5K 1G8
Telephone +1 416 863 1133
Facsimile +1 416 365 8215
Independent Auditor’s Report	www.pwc.com/ca

To the Shareholders of Sprott Resource Lending Corp.

We have completed integrated audits of Sprott Resource Lending Corp. and its subsidiaries’ December 31, 2010, 2009 and 2008 consolidated financial statements and their internal control over financial reporting as at December 31, 2010. Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Sprott Resource Lending Corp., which comprise the consolidated balance sheets as at December 31, 2010 and December 31, 2009 and the consolidated statements of (loss) income and comprehensive (loss) income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2010, and the related notes including a summary of significant accounting policies.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Sprott Resource Lending Corp. and its subsidiaries as at December 31, 2010 and December 31, 2009 and the results of their operations and cash flows for each of the three years in the period ended December 31, 2010 in accordance with Canadian generally accepted accounting principles.

Report on internal control over financial reporting

We have also audited Sprott Resource Lending Corp.’s internal control over financial reporting as at December 31, 2010, based on criteria established in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting

Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying

Management’s Report on Internal Control over Financial Reporting.

Auditor’s responsibility

Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the company’s internal control over financial reporting.

Definition of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Inherent limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, Sprott Resource Lending Corp. maintained, in all material respects, effective internal control over financial reporting as at December 31, 2010 based on criteria established in Internal Control -Integrated Framework, issued by COSO.

Chartered Accountants, Licensed Public Accountants

Sprott Resource Lending Corp. (formerly Quest Capital Corp.)
Consolidated Balance Sheets
(Expressed in thousands of Canadian dollars)

	December 31	December 31
	2010	2009
	$	$

Assets
Cash deposits	107,720	4,729
Restricted cash (Note 5)	776	1,103
Investments and securities held for trading (Note 6)	20,866	-
Loans receivable (Note 7)	90,787	272,197
Foreclosed properties held for sale (Note 8)	29,807	1,956
Income tax receivable	237	-
Future income tax assets (Note 15)	-	11,504
Premises and equipment (Note 9)	268	429
Intangible assets (Note 10)	1	117
Other assets	504	6,365
	250,966	298,400

Liabilities
Accounts payable and accrued liabilities (Note 16)	4,678	2,793
Non-recourse loan syndications (Note 7(h))	-	20,677
Income tax payable	-	161
Future income tax liabilities (Note 15)	307	549
Asset retirement obligation (Note 12)	74	313
	5,059	24,493

Shareholders’ Equity
Share capital (Note 13)	218,082	210,433
Contributed surplus (Note 13)	10,558	9,223
Retained earnings	17,267	54,251
	245,907	273,907
	250,966	298,400

Refer to Note 17 for commitments and contingencies.

Approved by the Board of Directors

“A. Murray Sinclair”	Director	“Peter Grosskopf”	Director
A. Murray Sinclair		Peter Grosskopf

The accompanying notes are an integral part of these consolidated financial statements.

Sprott Resource Lending Corp. (formerly Quest Capital Corp.)
Consolidated Statements of (Loss) Income and Comprehensive (Loss) Income
(Expressed in thousands of Canadian dollars, except per share amounts)

	For the Years Ended December 31
	2010	2009	2008
	$	$	$

Interest income
Interest and loan fee income	10,118	24,975	46,819
Interest expense (Notes 11, 13(c))	(350)	(9,587)	(2,967)
Interest on non-recourse loan syndications (Note 7(h))	(168)	(1,692)	-
Net interest income	9,600	13,696	43,852

Other (loss) income
Loan loss expense, net of recoveries (Note 7(d))	(21,760)	(31,549)	(13,735)
Gain (loss) on sale of loans and foreclosed properties (Notes 7(c), 16)	249	(218)	-
Loss on revaluation of foreclosed properties held for sale (Note 8)	(200)	-	-
Unrealized gain on investments and securities held for trading (Note 6)	55	-	-
Syndication fees and other income (Note 16)	37	62	308
	(21,619)	(31,705)	(13,427)
Net interest and other (loss) income	(12,019)	(18,009)	30,425

Non-interest expense
Salaries and benefits (Note 16)	8,082	5,806	3,120
Legal and professional services	1,524	1,041	1,348
Office and other (Note 16)	1,461	2,070	1,843
Stock-based compensation (Note 13(d))	1,417	445	1,020
Regulatory and shareholder relations	434	410	592
Asset reclamation	199	235	481
Directors’ fees	195	180	202
Management services (Notes 14, 16)	604	-	-
	13,916	10,187	8,606
(Loss) income before income taxes	(25,935)	(28,196)	21,819

Income tax expense (recovery) (Note 15)
Current	(233)	187	266
Future	11,282	(6,750)	(1,278)
	11,049	(6,563)	(1,012)
Net (loss) income and comprehensive (loss) income	(36,984)	(21,633)	22,831

(Loss) earnings per share
Basic and diluted	(0.25)	(0.14)	0.16

Weighted average number of shares outstanding
Basic	147,147,914	150,268,867	146,789,711
Diluted	147,147,914	150,268,867	146,925,085

The accompanying notes are an integral part of these consolidated financial statements

Sprott Resource Lending Corp. (formerly Quest Capital Corp.)
Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in thousands of Canadian dollars, except number of shares)

	For the Years Ended December 31
	2010	2009	2008
	$	$	$

Common shares (Note 13)
Balance, beginning of year	210,433	207,161	207,161
Repurchased and cancelled	(17,105)	(169)	-
Private placement	24,699	-	-
Exercise of stock options	55	-	-
Agent’s fee on preferred shares	-	1,180	-
Preferred share dividend	-	2,708	-
Expiry of sunset clause	-	(447)	-
Balance, end of year	218,082	210,433	207,161

Contributed Surplus (Note 13)
Balance, beginning of year	9,223	7,954	6,934
Stock-based compensation	1,417	445	1,020
Normal course and substantial issuer bids	(66)	21	-
Exercise of stock options	(16)	-	-
Expiry of sunset clause	-	803	-
Balance, end of year	10,558	9,223	7,954

Retained earnings
Balance, beginning of year	54,251	75,884	76,539
Net (loss) income	(36,984)	(21,633)	22,831
Dividends	-	-	(23,486)
Balance, end of year	17,267	54,251	75,884

Accumulated other comprehensive income
Balance, beginning and end of year	-	-	-

Total shareholders’ equity, end of year	245,907	273,907	290,999

The accompanying notes are an integral part of these consolidated financial statements.

Sprott Resource Lending Corp. (formerly Quest Capital Corp.)
Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian dollars)

	For the Years Ended December 31
	2010	2009	2008
	$	$	$

Cash flows (used in) from operating activities
Net (loss) income	(36,984)	(21,633)	22,831
Non-cash adjustments net loss:
Loan loss expense, net of recoveries	21,760	31,549	13,735
Future income taxes	11,282	(6,750)	(1,278)
Stock-based compensation	1,417	445	1,020
Amortization of deferred loan fees and syndication costs	(1,052)	(1,382)	(7,061)
Changes in non-cash operating assets and liabilities (Note 22)	1,029	1,369	(4,580)
Deferred loan fees received	879	487	6,270
Increase in accrued and capitalized interest, net of interest payable[1]	(416)	(3,657)	(18,859)
Amortization of deferred financing costs	350	3,546	-
Amortization of premises and equipment and intangible assets	298	324	312
(Gain) loss on sale of loans and foreclosed properties	(249)	218	-
Decrease in asset retirement obligation	(239)	(146)	(113)
Fair valuation loss on foreclosed property held for sale	200	-	-
Fair valuation gain on investments and securities held for trading	(55)	-	-
Other operating cash flows	(21)	(102)	562
Preferred share interest paid in common shares	-	2,708	-
Loss on disposal of premises and equipment	-	73	-
	(1,801)	7,049	12,839

Cash flows (used in) from financing activities
Proceeds from issuance of common shares	24,699	-	-
(Repayments) proceeds from syndicated loans, net of financing fees	(20,898)	19,400	-
Payments for repurchase and cancellation of common shares (Note 13(b))	(17,171)	(148)	-
(Repayments) proceeds from debt facilities, net of financing fees	(350)	(51,242)	23,457
Proceeds from exercise of stock options	39	-	-
Proceeds from issuance of preferred shares, net of redemptions and financing fees (Note 13(c))	-	(41,180)	38,724
Proceeds from release of common share escrow funds	-	356	-
Payments for common share dividends	-	-	(23,486)
	(13,681)	(72,814)	38,695

Cash flows from (used in) investing activities
Activity in loans
Proceeds from sale of loans and foreclosed properties	100,457	29,072	-
Repayments and other	60,136	70,555	72,160
Funded[1]	(21,618)	(33,584)	(160,620)
Payments for investments and securities held for trading	(20,810)	-	-
Decrease in restricted cash	278	2,706	8,438
Payments for premises and equipment	(19)	(13)	(238)
Payments for intangible assets	(1)	(68)	(140)
	118,423	68,668	(80,400)
Foreign exchange loss on restricted cash	50	205	3
Increase (decrease) in cash deposits	102,991	3,108	(28,863)
Cash deposits - beginning of year	4,729	1,621	30,484
Cash deposits - end of year	107,720	4,729	1,621

1

In 2010, changes in accrued and capitalized interest, previously recorded as cash flows from investing activities, are classified as non-cash adjustments to cash flows from operating activities. Comparative years have been restated to conform to this classification.

The accompanying notes are an integral part of these consolidated financial statements.

Sprott Resource Lending Corp. (formerly Quest Capital Corp.)
Notes to the Consolidated Financial Statements, December 31, 2010 and 2009
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

1	NATURE OF OPERATIONS

On September 7, 2010, Sprott Resource Lending Corp. (“SRLC” or the “Company”) implemented a structure, approved by shareholders on August 17, 2010, to focus its operations as a natural resources lender to companies in the mining and energy sectors.

Resource-based loans are originated through a partnership, Sprott Resource Lending Partnership (the “Partnership”), between the Company and Sprott Lending Consulting LP (“Sprott LP”). Under the terms of the Partnership Agreement and the Management Services Agreement which expires on September 7, 2013 (collectively “the Agreements”), the Company holds all voting units in the Partnership, which conveys control over key lending, strategic and operational decisions of the Partnership.

Sprott LP holds only non-voting Partnership units and administers the day-to-day Partnership operations and provides senior management expertise. As compensation for their services, Sprott LP receives priority Partnership distributions and management fees as follows:

$100 per year base management fee;

2% of the average net assets under management less certain executive and director compensation; and

20% of the adjusted Partnership net income before taxes in excess of an annual hurdle equal to the product of average net resource assets under management and the average 30-year Government of Canada bond yield or similar index.

Distributions based on net assets and Partnership income before income taxes are paid annually, subject to available adjusted Partnership net income, and are cumulative if not paid in a given year.

Prior to September 7, 2010, the Company, operating under the name Quest Capital Corp., provided mortgage financings, predominantly for residential developments in Canada. As at December 31, 2010, the Company has a legacy portfolio of real estate loans which is actively being monetized. Over time, the proceeds from real estate loan monetization will be redeployed into resource loans, but in the near term, the Company’s overall loan portfolio will continue to be weighted towards real estate loans.

From January 1, 2008 to December 31, 2010, the Company was a mortgage investment corporation (“MIC”) for Canadian income tax purposes. A MIC is a special-purpose corporation, defined under Section 130.1 of the Income Tax Act (Canada), that, among other restrictions, must hold a majority of its assets in residentially-oriented mortgages secured by properties in Canada and/or cash. A MIC does not pay corporate-level income taxes when all taxable income is distributed to shareholders as dividends during a taxation year and within 90 days of its year end. Dividend payments made to taxable Canadian shareholders are subject to Canadian tax as interest income.

As the Company continues to monetize its existing real estate loan portfolio and grow its resource loan portfolio, the Company will no longer maintain its MIC status after December 31, 2010.

Sprott Resource Lending Corp. (formerly Quest Capital Corp.)
Notes to the Consolidated Financial Statements, December 31, 2010 and 2009
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

2	BASIS OF PRESENTATION

The consolidated financial statements of SRLC are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and are expressed in Canadian dollars. A reconciliation of the impact on assets, liabilities, shareholders’ equity, net income, and comprehensive income arising from differences between Canadian and United States GAAP is provided in Note 23.

Significant accounting policies, including changes to accounting policies are discussed in Note 3.

Certain comparative figures in the consolidated balance sheets and the consolidated statements of cash flows, as well as the number of loans disclosed in Note 7 have been reclassified to conform to the current year’s presentation.

3	SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

These consolidated financial statements include the Company’s accounts, and 100% of the following entities which are wholly owned or wholly controlled by the Company: Sprott Resource Lending Partnership; QC Services Inc.; 7603908 Canada Inc.; 0854560 B.C. Ltd.; 0854561 B.C. Ltd.; 0894023 B.C. Ltd.; 2265366 Ontario Inc.; Viceroy Capital Corp.; and Viceroy Gold Corporation. Viceroy Gold Corporation includes a 75% proportionate interest in the Castle Mountain joint venture.

Use of estimates and assumptions

The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amount of revenues and expenses during the reporting period. Estimates and judgment have been used for the measurement of loan loss provisions and expenses, the fair value of stock-based compensation, the expected useful lives of premises and equipment and intangible assets, the measurement and timing of asset retirement expenditures, and the realizable value of future income tax assets. While management believes that its estimates and assumptions are reasonable, actual results could differ materially.

Cash deposits

Cash deposits include cash on hand with major Canadian chartered banks, as well as short-term, highly-liquid deposits and investments having maturity terms of 90 days or less at the time of acquisition, and are not subject to significant changes in fair value. Cash deposits are designated as held for trading and are carried at fair value. As at December 31, 2010, and 2009, no short-term deposits or investments were included in cash deposits.

Sprott Resource Lending Corp. (formerly Quest Capital Corp.)
Notes to the Consolidated Financial Statements, December 31, 2010 and 2009
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

Investments and securities held for trading

Investments and securities held for trading include fund investments that do not meet the criteria for classification as cash deposits, and securities received through the Company’s resource lending activities. These securities may include common shares or common share purchase warrants. These investments and securities are designated as held for trading and are carried at fair value. Changes in the fair value of investments and securities are recognized in net (loss) income.

Loans receivable

Loans receivable are recorded at amortized cost, net of specific loan loss provision. Fees received for originating the loans are netted against the loans’ cost and are recognized in net interest income using the effective interest method. Costs include loan origination fees and other direct and incremental costs.

Non-recourse loan syndications

In the normal course of business, the Company may syndicate a portion or all of its position in a loan receivable. Under certain syndication arrangements, syndicate partners may receive priority over the Company on borrower repayments, or redemption or repayment may be available to either the syndicate partner or the Company. Loans syndicated under such arrangements are presented on a gross basis, whereby the Company records the full value of the loan receivable and related interest, with a separate syndication loan payable and syndication interest expense for the syndicated position.

The Company’s other loan syndication arrangements do not contain priority structures and do not contain repayment or redemption options, and are reported on a net basis, with only the Company’s positions in the loan receivable and interest income being reported.

Impaired loans

Loans are classified as impaired when payment is contractually 90 days past due, or when there is no longer assurance of the timely collection of principal and interest. Once a loan is impaired, the Company stops accruing interest and fee income as the loan is classified as non-performing. A loan loss provision for cumulative losses incurred on impaired loans is recorded to reduce the carrying amount of the individual loan to the lower of the carrying value and net realizable value, less foreclosure costs. Loans are reclassified to performing status when management obtains reasonable assurance that the full amount of principal and interest will be recovered in accordance with the terms and conditions of the loan, and accordingly are no longer classified as impaired. Alternatively, the Company may restructure a loan to bring it into good standing, and if the loan is no longer considered impaired, interest and fee income will be recorded on an accrual basis.

Loan loss provision and loan loss expense

As noted above, loans receivable are carried net of specific loan loss provisions. The loan loss provisions are maintained at amounts that management estimates are required to absorb the specific credit-related losses on its loan portfolio. The adequacy of the loan loss provisions are reviewed at least quarterly and are determined specifically for each impaired loan.

The aggregated loan loss provision is increased for new loan loss expenses reported, and is reduced for direct write-offs and loan loss recoveries.

Sprott Resource Lending Corp. (formerly Quest Capital Corp.)
Notes to the Consolidated Financial Statements, December 31, 2010 and 2009
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

Loan loss expenses are determined on a loan-by-loan basis and reflect the associated estimated credit loss required to reduce the carrying value of an impaired loan to its estimated net realizable amount. The estimated net realizable amount is determined by discounting the expected future cash flows on the disposition of property securing the loan at the effective interest rate inherent in the loan at the date of impairment. When the amounts and timing of future cash flows cannot be reliably measured, the fair value of the underlying security, net of expected realization costs is used to measure the estimated net realizable amount. Security may include real property and other assets including securities, cash and borrower guarantees.

Foreclosed properties

Foreclosed properties include properties for which the Company has taken legal title, as well as those properties for which the Company is entitled, through court order, to take title or to enforce the sale, unconditionally. When a loan is foreclosed, the value of the foreclosed property is initially measured at the lower of the carrying value or fair value less selling costs. Foreclosed properties which are in saleable condition and for which a sale is considered probable are classified as held for sale and are subsequently measured at the lower of carrying value or fair value less costs to sell. Amortization is not recorded on foreclosed properties.

Long-lived assets

Premises and equipment

Land is carried at cost and is not amortized. Leasehold improvements and equipment are carried at cost, less accumulated amortization and impairment losses, if any. Amortization is calculated using the straight-line method over the estimated useful lives of the related assets as indicated below:

Asset category	Amortization period
Leasehold improvements	Term of the lease
Computer equipment and operating software	3 years
Other equipment	5 years

Intangible assets

Intangible assets consist of computer application software implementation and licensing costs, and are carried at cost, less accumulated amortization and impairment losses, if any. Amortization is calculated using the straight-line method over the estimated useful lives of the related assets as indicated below:

Asset category	Amortization period
Computer application software	3 years

Impairment of long-lived assets

The Company assesses, each reporting period, whether there are any indicators that the carrying values of premises and equipment and intangible assets may exceed their fair values. Such indicators may include, but are not limited to declines in market prices, changes in use of the assets, or deterioration of asset condition. If such indicators are identified, the Company determines the fair values of long-lived assets based on the estimated future undiscounted cash flows generated by the assets, including disposals. An impairment loss equal to the excess amount of asset carrying values over their fair values is recognised in the period in which impairment has occurred.

Sprott Resource Lending Corp. (formerly Quest Capital Corp.)
Notes to the Consolidated Financial Statements, December 31, 2010 and 2009
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

Provision for asset retirement obligations

The Company recognizes a liability for asset retirement obligations associated with the retirement of long-lived assets when the liability is incurred. A liability is recognized initially at fair value if a reasonable estimate of the fair value can be made and the resulting amount would be capitalized as part of the asset. The liability is accreted over time through periodic charges to net (loss) income. In subsequent periods, the Company adjusts the carrying amounts of the liability for changes in estimates of the amount or timing of underlying future cash flows. Any adjustments are accounted for in net (loss) income in the period in which the adjustment is made.

It is possible that the Company’s estimates of its ultimate reclamation and site restoration liability could change as a result of changes in regulations or cost estimates.

Translation of foreign currencies

These consolidated financial statements are reported in Canadian dollars. Foreign currency denominated revenues and expenses are translated using average rates of exchange during the period. Foreign currency denominated monetary assets and liabilities are translated at the rate of exchange in effect at the balance sheet date. Foreign currency denominated non monetary assets and liabilities are translated using historical exchange rates.

Self-sustaining foreign operations are translated using the current rate method. Under this method, assets and liabilities are translated at the exchange rates prevailing at the balance sheet date and revenues and expenses at the average exchange rate during the period. The net effect of foreign currency translation is initially recorded in other comprehensive income; however, to the extent the net investment in the operation has been reduced, the translation gain or loss is reported in net (loss) income for the period. As the Company’s net investment in its foreign subsidiary was negative for the years ended December 31, 2010, 2009 and 2008, all translation (losses) gains are recorded in net (loss) income for each respective year, and the balance remaining in accumulated other comprehensive income is $nil.

Interest and loan fee revenue recognition

Interest income is recognized on an accrual basis using the effective interest method except for loans classified as impaired. When a loan is classified as impaired, interest income is recognized on a cash basis, after specific provisions or write-offs have been recovered and provided there is no further doubt about the collectability of remaining principal balances. Loan syndication fees are included in net (loss) income as earned over the estimated term of the loan. Loan commitment, origination, restructuring and renegotiation fees, and interest collected in advance, are netted against the loan receivable balance and recognized in net (loss) income over the estimated term of the loan.

Interest penalties received as a result of loan prepayments by borrowers are recognized as income in the period in which the prepayment is made, unless only minor modifications were made to the loan in which case they are deferred and amortized using the effective interest method.

Sprott Resource Lending Corp. (formerly Quest Capital Corp.)
Notes to the Consolidated Financial Statements, December 31, 2010 and 2009
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

If a modification of a loan does not represent an extinguishment of the original receivable, but instead a renegotiation of an existing loan, any deferred transaction costs and fees are carried forward and amortized over the remaining term of the renegotiated debt using the effective interest method.

No gains or losses are recorded for non-monetary items received from borrowers on origination of loans, which may include shares or share purchase warrants. Rather, net principal amounts advanced on origination are allocated between the fair values of the non-monetary items and the cash flows from the loans. The initial fair values of non-monetary financial instruments at the time of loan origination are realized in interest income through the effective interest rate of the loans receivable.

Gains (losses) on held for trading financial instruments

Short-term deposits and investments designated as held for trading, including shares or share purchase warrants received through loan origination, are measured at fair value. Fair value gains (losses) are recorded in net (loss) income for realized and unrealized changes in fair value incurred since the initial recognition of these financial instruments, or since the beginning of the reporting period.

The methodologies employed to determine fair values are discussed in Note 19.

Management services

As discussed in Note 1, certain distributions from the Partnership are payable to Sprott LP. These distributions are classified as management services expense in the Company’s consolidated financial statements.

Stock-based compensation

The Company recognizes compensation expense for stock option grants based on the fair value of the stock options issued. The fair value of awards granted is estimated at the date of grant and is amortized to expense on the statements of (loss) income as employee compensation expense on a straight-line basis over the requisite service period with the offsetting credit to contributed surplus. For awards with service conditions, the total amount of compensation cost to be recognized is based on the number of awards expected to vest and is adjusted to reflect those awards that do ultimately vest.

Income taxes

Income taxes are calculated using the asset and liability method of accounting for income taxes. Accordingly, future income tax assets and liabilities are recognized for the future income tax consequences attributable to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The effect on future income taxes of a change in tax rates will be recognized in net (loss) income in the year that includes the date of substantive enactment. Future income tax assets are recognized to the extent their realization is more likely than not and are adjusted by a valuation allowance when expected realization of future income tax assets does not meet the more likely than not realization test. In determining whether future income tax assets meet the more likely than not realization test, the Company requires evidence that objectively supports expectations for future taxable income, with considerable weighting given to recent historical earnings trends. When cumulative net losses have been incurred during recent years, it becomes a significant piece of negative evidence which is difficult to overcome in concluding that future income tax assets are recoverable.

Sprott Resource Lending Corp. (formerly Quest Capital Corp.)
Notes to the Consolidated Financial Statements, December 31, 2010 and 2009
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

Common shares

The value of common shares issued in a public or private offering is equal to the cash consideration received. Common shares issued on exercise of stock options are recorded at the amount equal to the exercise price received plus the fair value of the underlying options that are transferred from contributed surplus. For common shares issued as consideration for services rendered, the amount credited to share capital is equal to the fair value of the liability incurred. The number of common shares issued as consideration for services is based on a volume-weighted average trading value of the common shares. The cost of common shares repurchased and cancelled is allocated first to share capital in an amount equal to the assigned value and the difference to contributed surplus.

Preferred shares

Preferred shares with mandatory redemption features are accounted for in accordance with the substance of the contractual arrangement and, as such, are classified as financial liabilities. Dividends paid on preferred shares classified as liabilities are expensed to the statement of (loss) income as interest expense.

Embedded derivatives

Derivatives may be embedded in other financial instruments (the host instrument). Embedded derivatives are treated as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host instrument, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined contract is not held for trading or designated at fair value with subsequent changes in fair value recognized in net (loss) income.

(Loss) earnings per share

Basic (loss) earnings per share is calculated using the weighted average number of common shares outstanding during the period. Diluted earnings per share are calculated by dividing net earnings available to common shareholders for the period by the diluted weighted average number of common shares outstanding during the period. Diluted earnings per share reflects the potential dilution from common shares issuable through stock options using the treasury stock method. In periods that the Company reports a net loss, loss per share is not presented on a diluted basis, as the result would be anti-dilutive.

4	FUTURE CHANGES IN ACCOUNTING POLICIES

In February 2008, the Accounting Standards Board announced that, effective for fiscal years beginning on or after January 1, 2011, International Financial Reporting Standards (“IFRS”) will replace Canadian GAAP for publicly accountable enterprises. IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences in recognition, measurement and disclosure requirements. The Company will first report under IFRS for its March 31, 2011 consolidated interim financial statements, and comparative figures previously reported under Canadian GAAP will be converted to IFRS.

Sprott Resource Lending Corp. (formerly Quest Capital Corp.)
Notes to the Consolidated Financial Statements, December 31, 2010 and 2009
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

5	RESTRICTED CASH

Pursuant to an agreement among the partners of the Castle Mountain joint venture, the Company set aside restricted cash of $776 (US$780) as at December 31, 2010 (2009 - $1,103 (US$1,049)) in a fund to fulfill reclamation and closure obligations at the Castle Mountain property.

6	INVESTMENTS AND SECURITIES HELD FOR TRADING

Investments and securities held for trading include:

	December 31	December 31
	2010	2009
	$	$
Fund investments	19,998	-
Common shares	868	-
	20,866	-

Fund investments include deposits in a bond fund held with a Canadian chartered bank. The Company is entitled to redeem its holdings in this fund, on demand, for the fund’s fair value at the time of redemption. The fund’s fair value may fluctuate for factors such as the accrual or payment of interest, changes to market interest rates or changes to the risk profiles of the bonds in which the fund invests.

Common shares held on December 31, 2010 were received as compensation for resource loan originations and do not represent a significant or controlling interest in the underlying investee. Shares held by the Company are publicly traded on a recognized stock exchange, but the Company is subjected to a holding period before trading in these shares is permitted.

Changes to the carrying values of investments and securities held for trading during the years ended December 31, 2010 and 2009 are as follows:

	2010	2009
	$	$
Balance, beginning of year	-	-
Fair value on acquisition or receipt	20,811	-
Fair valuation gains	55	-
Balance, end of year	20,866	-

7	LOANS RECEIVABLE

a) Components of loans receivable

Loans receivable are reported at their amortized cost using the effective interest rate method. By applying this method, a loan is carried at the present value of all expected cash flows of the loan; these cash flows include principal advances and repayments, interest repayments or any structuring, legal or sundry costs paid or fees received throughout the loan term. As such, structuring fees received on origination, net of any origination costs, are deferred in the carrying value of the loan and amortized into interest income over the loan term. The amortized cost of a loan is then reduced by a loan loss provision, when required.

Sprott Resource Lending Corp. (formerly Quest Capital Corp.)
Notes to the Consolidated Financial Statements, December 31, 2010 and 2009
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

The carrying value of the Company’s loan portfolio comprises the following components:

	Resource	Real Estate
December 31, 2010	Loans	Loans	Total
	$	$	$
Loan principal	5,000	113,484	118,484
Accrued interest and deferred (income) costs, net	(708)	(3,076)	(3,784)
Amortized cost, before loan loss provisions	4,292	110,408	114,700
Loan loss provisions	-	(23,913)	(23,913)
Carrying value of loans receivable	4,292	86,495	90,787

	Resource	Real Estate
December 31, 2009	Loans	Loans	Total
	$	$	$
Loan principal	-	303,606	303,606
Accrued interest and deferred (income) costs, net	-	1,871	1,871
Amortized cost, before loan loss provisions	-	305,477	305,477
Loan loss provisions	-	(33,280)	(33,280)
Carrying value of loans receivable	-	272,197	272,197

b)    Past due loans that are not impaired

Loans are classified as past due when a loan is outstanding past the scheduled maturity or interest payment date. This may arise in the normal course of business as a result of various factors including refinancing, resource production or real estate construction delays. These loans are not classified as impaired when they are either less than 90 days past due or there is reasonable assurance of collection of principal and accrued interest on a timely basis.

The principal values of loans past due that are not impaired are as follows:

	December 31		December 31
		2010		2009
Days Outstanding Past Maturity	Number		Number
or Interest Payment Date	of Loans	$	of Loans	$
1 – 30 days	-	-	1	13,950
31 – 60 days	-	-	-	-
61 – 90 days	-	-	1	1,393
	-	-	2	15,343

All past due loans as at December 31, 2010 were impaired, and the past due loans that were not impaired at December 31, 2009 were real estate loans. In the Company's estimation, the fair values of the collateral on these loans exceeded their carrying values, so no loan loss provisions were recorded.

In certain instances, the Company may renegotiate or renew loans instead of enforcing its security on loans which have not been repaid and are otherwise past due, or to extend performing loan arrangements. Renewed loan terms may include changes in contractual maturity dates or interest terms, additional loan collateral or personal guarantees, or principal reductions. If renewed loan terms result in cash flows that are substantially different from the carrying values of the original loans, the Company considers the original loan to be extinguished, and records a new loan based on the new cash flows, discounted at the market rate of interest prevailing at the time of renewal. Any difference between carrying values of the old and new loans would be recognized in income.

Sprott Resource Lending Corp. (formerly Quest Capital Corp.)
Notes to the Consolidated Financial Statements, December 31, 2010 and 2009
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

During the year ended December 31, 2010, performing loans with a combined outstanding principal of $50,385 (2009 - $92,819) were renegotiated or renewed. These renewals exclude forbearance agreements on impaired loans. None of the terms for loans renewed in these years were sufficiently different from the original terms to be considered extinguishments of the original loans.

c)   Sale of loans and foreclosed properties

During the years ended December 31, 2010 and 2009, the Company sold certain loans receivable and foreclosed properties. A summary of these transactions is as follows:

	2010	2009
	$	$
Proceeds, net of closing costs and payments to syndicate partners	83,123	34,697
Loan carrying values, net of loan loss provisions	(82,557)	(34,915)
Net gain (loss)	566	(218)
Net gain reported as loan loss recovery	317	-
Net gain (loss) reported as a gain (loss) on sale of loans and foreclosed properties	249	(218)
	566	(218)

All loans and foreclosed properties sold during the years ended December 31, 2010 and 2009 were real estate loans. As at December 31, 2010, all proceeds from the sale of loans and foreclosed properties have been received. As at December 31, 2009, proceeds of $5,951 were outstanding and are recorded in other assets.

d)   Impaired loans and loan loss provisions

All impaired loans as at December 31, 2010 and 2009 are real estate loans. The carrying values of the Company’s impaired loans and loan loss provisions are as follows:

	December 31		December 31
		2010		2009
	Number		Number
	of Loans	$	of Loans	$
Gross carrying value of impaired loans with loan loss provisions	11	66,473	14	134,219
Loan loss provisions		(23,913)		(33,280)
	11	42,560	14	100,939
Carrying value of impaired loans without loan loss provisions	3	43,935	3	41,761
Carrying value of impaired loans, net of loan loss provisions	14	86,495	17	142,700

As at December 31, 2010, the total estimated fair value of the collateral for impaired loans with loan loss provisions is $47,145, and $49,684 for impaired loans without loan loss provisions. Collateral held as security for impaired loans includes real estate and other assets, which may include securities, cash or borrower guarantees. Management has estimated the fair value of the collateral taking into account a number of factors including independent real estate appraisals and management’s knowledge of the collateral, and credit and real estate markets. In assessing the adequacy of specific loan loss provisions, management takes into account likely realizable values and legal costs, and incorporates time value and credit risk components into estimated future cash flows.

Sprott Resource Lending Corp. (formerly Quest Capital Corp.)
Notes to the Consolidated Financial Statements, December 31, 2010 and 2009
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

Changes to the Company’s loan loss provision during the years ended December 31, 2010 and 2009 are as follows:

	2010	2009
	$	$
Balance, beginning of year	33,280	13,735
Loan loss expense, net of recoveries[1]	21,760	31,549
Reclassified as foreclosed properties held for sale	(23,592)	(2,783)
Written-off on loan sale or discharge	(7,535)	(9,221)
Balance, end of year	23,913	33,280

[1]	In the year ended December 31, 2010, the Company recorded $24,382 (2009 - $32,805) in additional loan loss provisions and $2,622 (2009 - 1,256) in loan loss recoveries.

As at December 31, 2010, the Company performed a comprehensive review of each loan in its loan portfolio to determine the requirement for loan loss provisions.

e)    Loan commitments

As at December 31, 2010, the Company is committed to providing up to $5,000 in additional resource loan advances and $2,717 in real estate loan advances. Included in these amounts are both contractual commitments and advances required to realize the values of underlying security. However, these advances are subject to a number of conditions including presale requirements, the completion of due diligence, no material adverse changes in the assets, business or ownership of the borrower, and other terms.

Subsequent to December 31, 2010, the Company entered into new resource loan financing arrangements, committing to funding additional loans. See Note 24 for further discussion.

f)    Property sector distribution of loan principal

The following table summarizes the distribution of the Company’s outstanding loan principal balances by sector:

	December 31		December 31
		2010		2009
	Number		Number
	of Loans	$	of Loans	$

Resource loans
Mining – pre-production	1	5,000	-	-
Total resource loan principal	1	5,000	-	-

Real estate loans
Land under development	7	51,877	14	131,032
Real estate – residential	-	-	2	6,763
Real estate – commercial	4	33,934	10	87,493
Construction	3	27,673	7	78,318
Total real estate loan principal	14	113,484	33	303,606
Total loan principal	15	118,484	33	303,606

Sprott Resource Lending Corp. (formerly Quest Capital Corp.)
Notes to the Consolidated Financial Statements, December 31, 2010 and 2009
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

g)    Geographic distribution of loan principal

The following table summarizes the distribution of the Company’s outstanding loan principal balances by geographic location:

	December 31		December 31
		2010		2009
	Number		Number
	of Loans	$	of Loans	$

Resource loans
South America	1	5,000	-	-
Total resource loan principal	1	5,000	-	-

Real estate loans
British Columbia	5	31,851	15	141,694
Prairies	8	80,163	13	120,912
Ontario	1	1,470	5	41,000
Total real estate loan principal	14	113,484	33	303,606
Total loan principal	15	118,484	33	303,606

h)    Non-recourse loan syndications

The Company may syndicate all or portions of certain loans receivable to reduce its positions in these loans. During 2009, the Company entered into certain syndication arrangements in which the Company held subordinated loan positions to the syndicate partners, and which permitted the Company to repay the syndicated position at its discretion. Pursuant to CICA Accounting Guideline 12, Transfer of Receivables, the Company reported 100% of the loan receivable as an asset with the syndicated portions of the loans reported as separate liabilities. Similarly, the Company reported 100% of the interest income earned on these loans, with separate expense to report the interest income earned by the syndicate partners.

During the first quarter of 2010, the Company had repaid all syndicated positions in these arrangements. Changes in the balance of syndicated loans payable are as follows:

	2010	2009
	$	$
Balance, beginning of year	20,677	-
Loan syndication payments received	-	36,000
Interest on loan syndications	168	1,692
Repayments of syndicated principal and accrued interest	(20,845)	(17,015)
Balance, end of year	-	20,677

8	FORECLOSED PROPERTIES

When the Company takes or has the legal right to take title of the security underlying an impaired loan, the carrying value of the loan, which comprises principal, accrued interest and deferred fees and a loan loss provision, is reclassified from loans receivable to foreclosed properties. When foreclosed properties are in saleable condition and management expects that a sale of the properties is probable, they are classified as held for sale and are measured at the lower of their carrying value and fair value less costs to sell. Reductions in the carrying values of foreclosed properties are reported as losses on revaluation of foreclosed properties.

Sprott Resource Lending Corp. (formerly Quest Capital Corp.)
Notes to the Consolidated Financial Statements, December 31, 2010 and 2009
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

As at December 31, 2010 and 2009, all foreclosed properties were classified as held for sale and changes to the balance of foreclosed properties are as follows:

		2010		2009
	Number of		Number of
	Properties	$	Properties	$
Balance, beginning of year	1	1,956	2	4,259
Properties foreclosed	3	30,007	1	1,956
Foreclosed properties sold	(1)	(1,956)	(2)	(4,259)
Revaluation of foreclosed properties		(200)		-
Balance, end of year	3	29,807	1	1,956

9	PREMISES AND EQUIPMENT

		December 31		December 31
			2010	2009
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value
	$	$	$	$
Land	35	-	35	35
Leasehold improvements	369	236	133	208
Computer equipment and operating software	413	374	39	114
Other equipment	93	32	61	72
	910	642	268	429

Amortization for the year ended December 31, 2010 of $180 is included in office and other expense (2009 - $255, 2008 - $290).

10	INTANGIBLE ASSETS

		December 31		December 31
			2010	2009
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value
	$	$	$	$
Computer application software	210	209	1	117

Amortization for the year ended December 31, 2010 of $118 is included in office and other expense (2009 - $69, 2008 - $22). Included in amortization for the year ended December 31, 2010 is a $48 write-down related to a change in the expected useful life of certain real estate related software.

11	DEBT FACILITIES

During 2009, the Company had a two-year revolving debt facility syndicated among three Canadian chartered banks to a maximum of $88,000. In October 2009, the Company cancelled this facility.

Sprott Resource Lending Corp. (formerly Quest Capital Corp.)
Notes to the Consolidated Financial Statements, December 31, 2010 and 2009
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

In June 2010, the Company obtained a $35,000 line of credit (the “LOC”) to fund potential repurchases of the Company’s common shares under the substantial issuer bid, which closed in August 2010 (Note 13(b)). The LOC was not required to fund the substantial issuer bid, and was cancelled in September 2010. The Company paid $350 in commitment fees for the LOC, which are reported in interest expense for the year ended December 31, 2010.

12	ASSET RETIREMENT OBLIGATION

The Company’s asset retirement obligation relates to closure obligations at its Castle Mountain property. The fair value of cash legally restricted for the purposes of settling asset retirement obligations is disclosed in Note 5.

Changes to the asset retirement obligation balances are as follows:

	2010	2009
	$	$
Balance, beginning of year	313	459
Reclamation expenditures	(243)	(116)
Accretion expense	17	24
Foreign exchange gain	(13)	(54)
Balance, end of year	74	313

13	SHARE CAPITAL

	a)	Authorized

Unlimited first and second preferred shares.

Unlimited common shares without par value.

	b)	Common shares issued and outstanding

	Number of	Assigned
	Shares	Value
		$

2008:
Balance, beginning and end of year	146,789,711	207,161

2009:
Repurchased and cancelled – normal course issuer bid	(121,600)	(169)
Issued as agent’s fees on preferred shares	1,404,762	1,180
Issued as preferred share dividends	3,712,570	2,708
Returned to treasury – expiry of sunset clause	(442,709)	(447)
Balance, end of year	151,342,734	210,433

2010:
Repurchased and cancelled – normal course and substantial issuer bids	(12,302,142)	(17,105)
Issued through private placement	15,625,000	24,699
Issued on exercise of stock options	29,166	55
Balance, end of year	154,694,758	218,082

Sprott Resource Lending Corp. (formerly Quest Capital Corp.)
Notes to the Consolidated Financial Statements, December 31, 2010 and 2009
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

In December 2009, the Company commenced a normal course issuer bid (the “NCIB”) to repurchase and cancel up to 12,132,650 of its common shares at prevailing market rates. In December 2009, 121,600 common shares with an assigned value of $169 were repurchased and cancelled. An additional 11,812,800 common shares with an assigned value of $16,425 were repurchased and cancelled during the year ended December 31, 2010.

On August 30, 2010, the Company completed a substantial issuer bid (“SIB”) to repurchase and cancel 489,342 shares for $1.60 per share, plus transaction costs of $397. These shares had an assigned value of $680.

The combined difference between the repurchase costs of the NCIB and SIB, including transaction costs, and the assigned values of the shares repurchased is applied to contributed surplus as follows:

	2010	2009
	$	$
Total cost, including transaction costs	17,171	148
Assigned value of shares repurchased	(17,105)	(169)
Difference recorded as a decrease (increase) to contributed surplus	66	(21)

In September 2010, the Company issued 15,625,000 common shares, by way of a private placement, at $1.60 per share (Note 16). Total proceeds, net of commissions and transaction costs of $301, were $24,699.

On January 15, 2009, the Company issued 1,404,762 shares with a value of $1,180 as an agent’s fee on the issuance of the First Preferred shares (Note 13(c)). During 2009, the Company issued a further 3,712,570 shares with a value of $2,708 as dividend payments to the holders of the Company’s First Preferred shares.

On June 30, 2009, 442,709 shares of the Company were returned to treasury for cancellation at an assigned value $447. The shares had been held in escrow by the Company’s transfer agent and were to be claimed by shareholders. The shares were cancelled on the expiration of the claim period and the offsetting credit is recorded in contributed surplus.

On August 11, 2009, the Company’s transfer agent released funds from escrow for dividends not paid on cancelled shares and odd-lot shares cancelled. The odd-lot share proceeds of $190 and related dividends of $166 have been credited to contributed surplus.

c)    Cumulative 13.50% First Preferred Shares, Series A, issued and outstanding

In December 2008, the Company completed a private placement of 20,000,000 redeemable 13.5% Cumulative, First Preferred Shares, Series “A” with voting rights, at a price of $2.00 per share for aggregate proceeds of $40,000. During 2009, the Company issued common shares with a combined value of $3,888 as an agent’s fee on the private placement and as preferred share dividends. These preferred shares were classified as liabilities, and related dividends have been reported as interest expense.

In December 2009, the Company redeemed all First Preferred Shares, Series “A” at a price of $2.00 per share plus declared and unpaid dividends.

Sprott Resource Lending Corp. (formerly Quest Capital Corp.)
Notes to the Consolidated Financial Statements, December 31, 2010 and 2009
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

d)    Stock options outstanding

The Company has a stock option plan under which the Company may grant options to its directors, employees and consultants for up to 10% of the then issued and outstanding common shares. The exercise price of each option is required to be equal to or higher than the market price of the Company’s common shares on the day of grant. Vesting and terms of the option agreement are at the discretion of the Board of Directors.

Changes in the number of stock options outstanding for the years ended December 31, 2010 and 2009 are as follows:

		2010		2009
		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price
		$		$
Balance, beginning of year	2,680,000	2.21	5,274,664	2.55
Granted	6,975,000	1.53	400,000	1.09
Exercised	(29,166)	1.35	-	-
Cancelled	(990,834)	2.20	(2,994,664)	2.65
Balance, end of year	8,635,000	1.66	2,680,000	2.21
Options exercisable at end of year	3,045,322	1.84	1,929,212	2.42

The following table summarizes information about stock options outstanding and exercisable at December 31, 2010:

	Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted
	Number of	Average	Average	Number of	Average
Range of	Options	Remaining	Exercise	Options	Exercise
Exercise Prices	Outstanding	Contractual Life	Price	Exercisable	Price
$		Years	$		$
0.01 to 1.49	4,425,000	3.33	1.33	1,549,950	1.31
1.50 to 1.99	3,100,000	4.45	1.82	433,296	1.89
2.00 to 2.49	605,000	2.00	2.07	557,076	2.07
2.50 to 2.99	55,000	0.75	2.55	55,000	2.55
3.00 to 3.49	450,000	1.36	3.23	450,000	3.23
	8,635,000	3.52	1.66	3,045,322	1.84

The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option. The Black-Scholes option pricing model requires the Company to estimate the expected term of the options granted, the volatility of the Company’s common shares and an expected dividend yield. The Company estimates the expected term of the options granted by calculating the average term after considering the Company’s historical experience involving stock option exercise; cancellations, forfeitures and expiries; volatility is estimated with reference to historical volatility data. The Company has used an expected dividend yield of zero, based on recent historical dividend policies.

Sprott Resource Lending Corp. (formerly Quest Capital Corp.)
Notes to the Consolidated Financial Statements, December 31, 2010 and 2009
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

The Black-Scholes model also requires the Company to input a risk-free interest rate and the Company uses the Bank of Canada marketable bond rates. Assumptions used in the pricing model are as follows:

	2010	2009
Risk-free interest rate	1.36%	1.00%
Expected life of options	3.0 years	3.0 years
Expected stock price volatility	54%	53%
Expected dividend yield	0%	0%
Weighted average fair value of options	$0.53	$0.37

14	MANAGEMENT SERVICES

Management services fees are incurred by the Company pursuant to the Agreements discussed in Note 1 and comprise the following amounts:

	2010	2009	2008
	$	$	$
Base management fee[1]	31	-	-
2% of average net resource assets[2]	573	-	-
20% of adjusted net resource income net of annual hurdle[3]	-	-	-
Management services expense	604	-	-

[1]	Base management fees are accrued at a rate of $100 per year and are payable annually.

[2]

Average net resource assets include resource loans and net assets available for the purposes of resources loan origination. Fees incurred and accrued in the current year are payable when sufficient income from resource lending has been earned, or on the termination of the Partnership.

[3]

Adjusted net resource income includes resource loan-related income, net of certain corporate level costs. Adjusted net losses incurred in the current year and unmet hurdle amounts are carried forward and applied against future adjusted net resource income.

15	INCOME TAXES a) Income tax expense (recovery) consists of the following:

	2010	2009	2008
	$	$	$
Current
Canada	-	-	250
United States	(233)	187	16
Total current (recovery) expense	(233)	187	266

Future
Canada	11,503	(6,559)	(1,028)
United States	(221)	(191)	(250)
Total future expense (recovery)	11,282	(6,750)	(1,278)
Total provision for income taxes	11,049	(6,563)	(1,012)

Sprott Resource Lending Corp. (formerly Quest Capital Corp.)
Notes to the Consolidated Financial Statements, December 31, 2010 and 2009
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

b) The amount of tax expense or recovery that would be computed by applying the federal and provincial statutory income tax rate of 28.79% (2009 - 30.00%, 2008 - 30.66%) to (loss) income before income taxes and the adjustments to reconcile to net (loss) income is as follows:

	2010	2009	2008
	$	$	$

Income taxes at statutory rates	(7,466)	(8,459)	6,689
Increase (decrease) in taxes from:
Non-deductible differences	426	245	215
Dividends deductible for tax purposes[1]	-	-	(7,201)
Difference in foreign tax rates	(23)	(22)	(44)
Change in enacted tax rates	1,012	1,591	248
Change in valuation allowance	17,311	-	(1,067)
Decrease (increase) in timing differences recognized	(211)	82	148
Total income tax expense (recovery)	11,049	(6,563)	(1,012)

1	As discussed in Note 1, the Company was a MIC for income tax purposes in 2008 and deducted dividends paid from taxable income.

c)    The Company has non-capital losses to reduce future taxable income in Canada of approximately $56,102. These losses will expire in 2015 ($6,727), 2028 ($2,446), 2029 ($23,787) and 2030 ($23,142).

d)    The significant components of the future income tax assets and liabilities are as follows:

	December 31	December 31
	2010	2009
	$	$
Non-capital loss carry-forwards	14,167	8,682
Capital loss carry-forwards	7,585	7,585
Premises and equipment	177	86
Specific loan loss provisions	1,242	999
Resource deductions	651	659
Other	1,428	1,462
	25,250	19,473
Valuation allowance[1]	(25,250)	(7,969)
Future income tax asset	-	11,504

Deferred gain and other	307	549
Future tax liability	307	549

1

Future income tax assets are recorded at values which are more likely than not to be realized. In determining whether future income tax assets meet the more likely than not realization test, the Company requires evidence that objectively supports expectations for future taxable income, with considerable weighting given to recent historical earnings trends. When cumulative net losses have been incurred during recent years, it becomes a significant piece of negative evidence which is difficult to overcome in concluding that future income tax assets are recoverable. Although the Company could still use its non-capital losses, until the Company demonstrates consistent earnings as a resource lender, a full valuation allowance has been recorded on its future income tax assets.

Sprott Resource Lending Corp. (formerly Quest Capital Corp.)
Notes to the Consolidated Financial Statements, December 31, 2010 and 2009
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

16	RELATED PARTY TRANSACTIONS

During the year ended December 31, 2010, the Company issued 11,277,654 (2009 - nil, 2008 - nil) common shares to certain directors and officers, and to a party related by virtue of having certain directors and officers in common, for net proceeds of $18,044 by way of the private placement disclosed in Note 13(b).

As at December 31, 2010, $1,132 (2009 - $1,616) is included in accounts payable and accrued liabilities for bonuses and severance due to employees, and $7 (2009 - $33) in syndicate interest payable to a director of the Company and a party related by virtue of having certain directors and officers in common.

During the year ended December 31, 2010, loans with a combined carrying value of $3,060 (2009 - $2,279) were sold to a party related by virtue of having certain directors and officers in common. These loans were sold for an exchange amount of $3,074 (2009 - $2,294), resulting in a $14 (2009 - $15) gain on sale of loans receivable.

During the year ended December 31, 2010, the Company paid $145 (2009 - $105, 2008 - $127) for administration services to a party related by virtue of having certain directors and officers in common. The Company was also reimbursed $116 (2009 - $110, 2008 - $87) in office and premises costs by the same related party. As at December 31, 2010, $10 (2009 - $11) is outstanding and is included in other assets.

During the year ended December 31, 2010, the Company received $13 (2009 - $149, 2008 - $25) in syndication loan administration fees from parties related by virtue of having certain directors and officers in common.

During the year ended December 31, 2010, the Company paid $2,225 to certain officers on the fulfilment of various employment conditions. Salaries and benefits expense for the year ended December 31, 2010 includes $1,703 (2009 - $522) in related amounts.

In September 2010, the Company entered into fixed term employment agreements with two directors of the Company who will assist management with resource loan originations. The agreements expire in September 2012, and pursuant to these agreements, the Company recorded $140 in related salaries expense for the year ended December 31, 2010.

During the year ended December 31, 2010, the Company recorded a $604 (2009 - $nil, 2008 - $nil) management services expense incurred with Sprott Lending Consulting LP for their administration of the Partnership discussed in Note 1. The related amount included in accounts payable and accrued liabilities as at December 31, 2010 is $604 (2009 - $nil).

Sprott Resource Lending Corp. (formerly Quest Capital Corp.)
Notes to the Consolidated Financial Statements, December 31, 2010 and 2009
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

17	COMMITMENTS AND CONTINGENCIES

a)    The Company has entered into an operating lease for office premises and has committed to office-related costs through 2013. As at December 31, 2010, the remaining payments for the operating lease and office costs are due as follows:

	2011	2012	2013	2014	2015	Total
	$	$	$	$	$	$
Operating lease and office costs	716	695	240	-	-	1,651

b)    As at December 31, 2010, the Company maintains surety bonds of $343 (US$345) (2009 - US$886) as guarantees for compliance with the reclamation obligations of the Castle Mountain joint venture.

c)    Loan commitments are disclosed in Note 7(e).

18	INTEREST RATE SENSITIVITY

The Company’s exposure to interest rate changes results from the difference between assets and liabilities and their respective maturities or interest rate repricing dates. Based on differences as at December 31, 2010, the Company estimates that an immediate and sustained 100 basis point increase in interest rates would reduce net loss/increase net income over the next 12 months by $1,068. An immediate and sustained 100 basis point decrease in interest rates would increase net loss/decrease net income over the next 12 months by $849.

The carrying values of assets and liabilities are presented for the periods in which they next re-price to market rates or mature as follows:

	Floating	Within 6	6 to 12	1 to 3	Over	Non-Interest
December 31, 2010	Rate	Months	Months	Years	3 Years	Sensitive	Total
	$	$	$	$	$	$	$
Total assets	107,720	130,203	4,680	10,268	-	(1,905)	250,966
Total liabilities and equity	-	(1,015)	-	-	-	(249,951)	(250,966)
Difference	107,720	129,188	4,680	10,268	-	(251,856)	-
Cumulative difference	107,720	236,908	241,588	251,856	251,856	-	-
Cumulative difference as a percentage of total assets	42.9%	94.4%	96.3%	100.3%	100.3%	-	-

	Floating	Within 6	6 to 12	1 to 3	Over	Non-Interest
December 31, 2009	Rate	Months	Months	Years	3 Years	Sensitive	Total
	$	$	$	$	$	$	$
Total assets	58,812	224,301	16,993	3,500	-	(5,206)	298,400
Total liabilities and equity	-	(17,505)	(2,500)	-	-	(278,395)	(298,400)
Difference	58,812	206,796	14,493	3,500	-	(283,601)	-
Cumulative difference	58,812	265,608	280,101	283,601	283,601	-	-
Cumulative difference as a percentage of total assets	19.7%	89.0%	93.9%	95.0%	95.0%	-	-

Sprott Resource Lending Corp. (formerly Quest Capital Corp.)
Notes to the Consolidated Financial Statements, December 31, 2010 and 2009
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

19	FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value represents the amount at which a financial instrument could be exchanged in an arm’s length transaction between willing parties who are under no compulsion to act and is best evidenced by a quoted market price in an active market. Quoted prices are not always available and in these cases, the Company determines fair value of financial assets using valuation techniques based on observable market data and management’s best estimates of market conditions. The estimates are subjective and involve particular assumptions and matters of judgement and as such, may not be reflective of future realizable values.

Fair values of financial instruments are assessed according to a hierarchy which ranks the inputs underlying the fair value determination. The three levels of the fair value hierarchy are:

Level 1:	unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2:	inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3:	inputs that are not based on observable market data.

Except for loans receivable and syndicated loans payable, which are recorded at amortized cost, all financial instruments are recorded at their fair values in the consolidated balance sheets as at December 31, 2010 and 2009. Investments in common shares are classified as Level 1 financial instruments, and cash deposits, restricted cash and fund investments are classified as Level 2 financial instruments.

The fair values of loans receivable reflect changes in the general level of interest rates that have occurred since the loans were originated, net of any loan loss provisions. These instruments lack an available trading market and are not typically exchanged, and have been valued assuming they are not available for sale. Their fair values are not necessarily representative of the amounts realizable in immediate settlements of the instruments. For variable rate loans, the fair values approximate their carrying values since these instruments re-price to market frequently. For fixed rate loans, fair values are determined by discounting the expected future cash flows at current market rates for loans with similar terms and risks. The Company adjusts the fair values of loans to take account of any significant changes in credit risks using observable market inputs in determining the counterparty credit risks of loans, net of loan loss provisions on the loans.

The fair values of syndicated loans payable are determined by using market interest rates for financial instruments with similar terms and risks. These instruments lack an available trading market and are not typically exchanged.

Sprott Resource Lending Corp. (formerly Quest Capital Corp.)
Notes to the Consolidated Financial Statements, December 31, 2010 and 2009
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

The fair values of the Company’s financial instruments are as follows:

	December 31		December 31
		2010		2009
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
	$	$	$	$

Assets
Cash deposits	107,720	107,720	4,729	4,729
Restricted cash	776	776	1,103	1,103
Investments and securities held for trading	20,866	20,866	-	-
Loan principal, net of loan loss provision	90,787	90,787	272,060	272,412

Liabilities
Non-recourse loan syndications	-	-	20,667	20,667

20	CAPITAL AND RISK MANAGEMENT

Risk management

The success of SRLC is dependent upon its ability to assess and manage all forms of risk that affect its operations. Like other financial institutions, SRLC is exposed to many factors that could adversely affect its business, financial conditions or operating results. Developing policies and procedures to identify risk and the implementation of appropriate risk management policies and procedures is the responsibility of senior management and the Board of Directors. The Board directly, or through its committees, reviews and approves these policies and procedures, and monitors their compliance with them through ongoing reporting requirements. A description of the Company’s most prominent risks follows.

Credit risk management

Credit risk is the risk that a borrower will not honour its commitments and a loss to the Company may result. The Company is further exposed to adverse changes in conditions which affect real estate values for its real estate loans and commodity prices for its resource loans. These market changes may be regional, national or international in nature or may revolve around a specific asset. Risk is increased if the values of the underlying assets securing the Company’s loans fall to levels approaching or below the loan amounts. Any decrease in real estate values or commodity prices may delay the development of the underlying security or business plans of the borrower and will adversely affect the value of the Company’s security. Additionally, the value of the Company’s underlying security in a resource loan can be negatively affected if the actual amount or quality of the commodity proves to be less than that estimated or the ability to extract the commodity proves to be more difficult or more costly than estimated.

During the resource loan origination process, senior management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately mitigated. These include:

emphasis on first secured financings;

the investigation of the creditworthiness of all borrowers;

the employment of qualified and experienced loan professionals;

Sprott Resource Lending Corp. (formerly Quest Capital Corp.)
Notes to the Consolidated Financial Statements, December 31, 2010 and 2009
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

review of the sufficiency of the borrower’s business plans including plans which will enhance the value of the underlying security;

continuous written status updates provided on the business plans and if applicable, progress;

the engagement of qualified independent consultants and advisors such as lawyers, engineers and geologists dedicated to protecting the Company’s interests; and

the segregation of duties to ensure that qualified staff is satisfied with all due diligence requirements prior to funding.

The Company is also focused on real estate loan remediation and the collection of real estate loans. The Company is committed to several processes to ensure that the Company will effectively and productively achieve these goals. These include:

the formation of a remediation team which focuses on the identification and remediation of problem loans;

strategy formulation as to the most appropriate method to protect the Company’s interest including obtaining additional security, request for principal reductions, protective disbursements and foreclosure proceedings;

frequent physical inspection of the properties by loan remediation team members;

engaging new legal counsel, realtors, and other professionals;

frequent updating of appraisals and/or re-underwriting of loans including updating borrower and guarantor financial conditions; and

regular management review and discussion of the status of the loan including legal status, market intelligence, and business plans of the borrower.

The Board of Directors has the responsibility of ensuring that credit risk management is adequate. The Board has delegated much of this responsibility to its Credit Committee, which is composed of a majority of independent directors. They are provided with a detailed portfolio analysis including a report on all overdue and impaired loans, and meet on a quarterly basis, to review and assess the risk profile of the loan portfolio. The Credit Committee is required to approve all loan exposures between $10 million and $20 million, and any loan exposure for amounts greater than $20 million must be approved by the Board. The Board has delegated approval authority for all loan exposures less than $10 million to an approval committee comprising members of senior management. In addition, at origination, the Company does not allow any one loan exposure to exceed 10% of the Company’s equity and restricts lending to any one borrower to 20% or less of the Company’s equity. As at December 31, 2010, the largest loan in the Company’s loan portfolio was a real estate loan for $22.6 million (24.9% of the Company’s loans receivable) and is considered impaired. This was also the largest aggregate amount owing by any one borrower. Also, the Company will syndicate loans in certain circumstances if it wishes to reduce its exposure to a borrower. The Company reviews its policies regarding its lending limits on an ongoing basis.

Sprott Resource Lending Corp. (formerly Quest Capital Corp.)
Notes to the Consolidated Financial Statements, December 31, 2010 and 2009
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

Liquidity and liquidity risk

Liquidity risk is the risk that the Company will not have sufficient cash to meet its obligations as they become due. This risk arises from fluctuations in cash flows from making loan advances and receiving loan repayments. The goal of liquidity management is to ensure that adequate cash is available to honour all future loan and other commitments and the repayment of any debt facility, if any, at maturity. As well, effective liquidity management involves determining the timing of such commitments to ensure cash resources are optimally utilized. SRLC manages its loan commitment liquidity risk by the ongoing monitoring of scheduled loan fundings and repayments. To meet funding shortfalls, actions taken by the Company could include: syndicating a portion of its loans; slowing its lending activities; obtaining debt facilities; and/or issuing common or preferred shares.

As at December 31, 2010, the Company had future loan commitments to borrowers of up to $7.7 million. Future loan commitments are primarily for construction draws which occur over the course of the term of the relevant loan which is typically 12 to 18 months in duration.

Management monitors rolling forecasts of the Company’s cash position based on the timing of expected cash flows, which incorporates assumptions related to the likely timing of loan repayments and property sales.

Market risk

Market risk is the impact on earnings as a result of changes in financial market variables such as interest rates, foreign exchange rates and commodity prices which can arise when making loans and borrowing and making investments. The Company does not engage in any type of trading activities other than disposing of any shares or warrants the Company may receive in connection with its lending arrangements. The Company’s material market risk is limited generally to those noted below.

Interest rate risk

Interest rate risk is the risk that a lender’s earnings are exposed to volatility as a result of sudden changes in interest rates. This occurs, in most circumstances, when there is a mismatch between the maturity (or re-pricing characteristics) of loans and the liabilities or resources used to fund the loans. For loans funded using bank debt priced on the basis of bank prime rate plus a spread, the Company manages this risk through the pricing of certain of its loans also being based upon the bank prime rate plus a spread. In the past, the Company has, in some cases, set minimum rates or an interest rate floor in its variable rate loans. The Company is also exposed to changes in the value of a loan when that loan’s interest rate is at a rate other than current market rate. SRLC mitigated this risk by lending for short terms, with terms at the inception of the loan generally varying from six months to two years, and by charging prepayment penalties and upfront commitment fees.

As at December 31, 2010, the Company had no variable rate loans and 15 fixed-rate loans with an aggregate principal of $118.5 million.

Commodity price risk

Commodity price risk refers to the uncertainty of the future market values and the amount of future income caused by the fluctuation in the price of specific commodities. The Company may, from time to time, enter into certain resource loans, where the repayment is notionally tied to a specific commodity spot price at the time of the loan (“Precious Metal Loans”) and downward changes to the price of the commodity can reduce the value of the loan and the amounts ultimately repaid to the Company. In these circumstances the Company may employ certain hedging strategies in order to mitigate the exposure to this type of risk.

Sprott Resource Lending Corp. (formerly Quest Capital Corp.)
Notes to the Consolidated Financial Statements, December 31, 2010 and 2009
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

Foreign exchange rate risk

Foreign exchange rate risk is the risk that a return on an investment may be negatively impacted by a change in the exchange rate between two currencies. The Company may, from time to time, invest in loans denominated in currencies other than the Canadian dollar. This may give rise to certain levels of foreign exchange rate risk. In these circumstances the Company may employ certain hedging strategies in order to mitigate its exposure to this type of risk. Precious Metal Loans are generally based in US dollars would be subject to foreign exchange rate risk and Commodity price risk.

Other risks

In providing resource loans, the Company may be exposed to other risks such as environmental and governmental risks. Environmental risks can arise when the borrower fails to meet environmental laws and regulations or the environmental laws or regulations are revised. This can result in the borrower’s licenses being revoked or suspended and thereby reducing the value of the underlying security of the loan or the borrower’s ability to repay its indebtedness.

The Company may enter into lending agreements with resource companies operating in various international locations. Any changes in regulations in these foreign jurisdictions are beyond the Company’s control and could potentially adversely affect the borrower’s ability to repay its indebtedness with the Company. Changes in governments or policies could adversely affect the Company or potentially result in difficulty or an inability to realize on or dispose of security granted by borrowers or a government may change the tax regime diminishing the value or marketability of the security.

21	SEGMENTED INFORMATION

The Company has one operating segment, which is to provide credit financing. Historically, the Company’s loans were secured by Canadian real estate; however, as discussed in Note 1, new loans originated by the Company are secured by mining and energy projects, internationally. Until all remaining real estate loans are monetized, disclosure of the Company’s loan portfolio will include stratification by loan security and borrower location, but resource-based loans and remaining real estate loans are not distinguished as separate operating segments.

Sprott Resource Lending Corp. (formerly Quest Capital Corp.)
Notes to the Consolidated Financial Statements, December 31, 2010 and 2009
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

22	SUPPLEMENTAL CASH FLOW INFORMATION a) Changes in non-cash operating assets and liabilities

	2010	2009	2008
	$	$	$
(Increase) decrease in accounts receivable and prepaid expenses	(116)	124	(200)
Increase (decrease) in accounts payables and accrued liabilities	1,543	894	(4,002)
(Increase) decrease in income tax receivable	(237)	190	(190)
(Decrease) increase in income tax payable	(161)	161	(188)
	1,029	1,369	(4,580)

b)    Cash received (paid)

	2010	2009	2008
	$	$	$
Interest received (non-loan)	431	39	465
Interest and fees paid on debt	(350)	(789)	(2,389)
Income tax paid	(318)	(99)	(538)
Preferred share dividends (classified as interest)	-	(2,548)	-
	(237)	3,397	(2,462)

c)    Non-cash financing and investing activities

	2010	2009	2008
	$	$	$
Common shares issued as agent’s fee for preferred shares	-	1,180	-
Common shares issued for preferred share dividend	-	2,707	-
	-	3,887	-

Sprott Resource Lending Corp. (formerly Quest Capital Corp.)
Notes to the Consolidated Financial Statements, December 31, 2010 and 2009
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

23	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements as at December 31, 2010 and 2009, and for the years ended December 31, 2010, 2009 and 2008, have been prepared in accordance with Canadian GAAP which differs in certain respects from United States GAAP. Material measurement differences between Canadian GAAP and United States GAAP would have the following effect on net (loss) income and comprehensive (loss) income, (loss) earnings per share, revolving debt facility, preferred share liability, and shareholders’ equity for United States GAAP purposes:

			2010	2009	2008
			$	$	$

Net (loss) income and comprehensive (loss) income
As reported in accordance with Canadian GAAP			(36,984)	(21,633)	22,831
Adjustment for stock-based compensation	Note 23	(a)	167	-	-
Net (loss) income and comprehensive (loss) income under United States GAAP			(36,817)	(21,633)	22,831

(Loss) earnings per share under United States GAAP
Basic and diluted			(0.25)	(0.14)	0.16

			December 31	December 31
			2010	2009

Share capital
Under Canadian GAAP			218,082	210,433
Adjustment for reduction of stated capital	Note 23	(b)	185,584	185,584
Under United States GAAP			403,666	396,017

Contributed surplus
Under Canadian GAAP			10,558	9,223
Adjustment for stock-based compensation			(167)	-
Under United States GAAP			10,391	9,223

Retained earnings (deficit)
Under Canadian GAAP			17,267	54,251
Adjustment for reduction of stated capital and stock-based compensation			(185,417)	(185,584)
Under United States GAAP			(168,150)	(131,333)

Total shareholders’ equity under United States GAAP			245,907	273,907

a)    Stock-based compensation

In conjunction with the severance arrangements provided to certain personnel impacted by the Company’s restructuring as a resource lender, the Company amended the vesting conditions of the options such that all unvested options under the original terms of the grants would vest on employee termination. Under Canadian GAAP, the Company determined that this modification did not impact the fair value of any options granted. Under United States GAAP, the modification is deemed an extinguishment of the options that would not have otherwise vested on the termination date under the original option terms, and a re-grant of these options using the Black-Scholes inputs as at the date of modification. As a result, a lower fair value was calculated for these options under United States GAAP than under Canadian GAAP.

Sprott Resource Lending Corp. (formerly Quest Capital Corp.)
Notes to the Consolidated Financial Statements, December 31, 2010 and 2009
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

b)    Reduction of stated capital

At the Company’s Annual General Meeting in June 2003, shareholders approved a reduction of stated capital. This practice is allowed under Canadian GAAP. Under United States GAAP, companies are not allowed to record a reduction of stated capital in these circumstances. This GAAP difference has no net impact on total shareholders’ equity reported.

c)    Joint venture

Canadian GAAP provides for investments in jointly controlled entities to be accounted for using proportionate consolidation. Under United States GAAP, investments in incorporated joint ventures are to be accounted for using the equity method. Under an accommodation of the Securities and Exchange Commission, the accounting for joint ventures need not be reconciled from Canadian to United States GAAP. The different accounting treatment affects only the presentation and classification of financial statement items and not net (loss) income or shareholders’ equity.

d)    Income taxes

In July 2006, the Financial Accounting Standards Board (“FASB”) issued Topic 740 “Accounting for Uncertainty in Income Taxes”. Topic 740 was issued to address financial statement recognition and measurement by an enterprise of a tax position taken or expected to be taken in a tax return. The Company adopted this standard on January 1, 2008 and determined it had no unrecognized tax liabilities as at December 31, 2010 and 2009.

e)    Recently adopted accounting standards

i)    In June 2009, the FASB issued FASB Statement No. 166, “Accounting for Transfers of Financial Assets” (codified in FASB ASC 860, “Transfers and Servicing”) which amends FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” (Accounting Standard Update 2009-16). The Board’s objective in issuing this Topic is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets. This amendment address practices that have developed since the issuance of FASB Statement No. 140 that are not consistent with the original intent and key requirements of that Statement and concerns of financial statement users that many of the financial assets (and related obligations) that have been derecognized should continue to be reported in the financial statements of transferors.

This Statement must be applied as of the beginning of each reporting entity’s first annual reporting year that begins after November 15, 2009, for interim periods within that first annual reporting year and for interim and annual reporting periods thereafter. Earlier application is prohibited. This Statement must be applied to transfers occurring on or after the effective date. Adoption of this Update did not have a material impact on the Company’s financial position, results of operations or cash flows.

ii)   In June 2009, the FASB issued FASB Statement No. 167, “Amendments to FASB Interpretation No. 46(R)” (Accounting Standard Update 2009-17, codified in FASB ASC 810, “Consolidations”) which amends FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” The Board’s objective in issuing this Statement is to improve financial reporting by enterprises involved with variable interest entities. The Board undertook this project to address the effects on certain provisions of FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities,” as a result of the elimination of the qualifying special-purpose entity concept in FASB Statement No. 166, “Accounting for Transfers of Financial Assets” (codified in FASB ASC 860, “Transfers and Servicing”) and constituent concerns about the application of certain key provisions of Interpretation 46(R), including those in which the accounting and disclosures under the Interpretation do not always provide timely and useful information about an enterprise’s involvement in a variable interest entity.

Sprott Resource Lending Corp. (formerly Quest Capital Corp.)
Notes to the Consolidated Financial Statements, December 31, 2010 and 2009
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

This Statement shall be effective as of the beginning of each reporting entity’s first annual reporting year that begins after November 15, 2009, for interim periods within that first annual reporting year, and for interim and annual reporting periods thereafter. Earlier application is prohibited. Adoption of this Update did not have a material impact on the Company’s financial position, results of operations or cash flows.

iii)  In March 2010, the FASB issued Accounting Standards Update (ASU) 2010-11, “Scope Exception to Embedded Credit Derivatives”. The objective of this Update is to provide amendments to Subtopic 815-15, Derivatives and Hedging—Embedded Derivatives, to clarify the scope exception under paragraphs 815-15-15-8 through 15-9 for embedded credit derivative features related to the transfer of credit risk in the form of subordination of one financial instrument to another. The amendments address how to determine which embedded credit derivative features, including those in collateralized debt obligations and synthetic collateralized debt obligations, are considered to be embedded derivatives that should not be analyzed under Section 815-15-25 for potential bifurcation and separate accounting.

The amendments in this Update are effective for each reporting entity at the beginning of its first fiscal quarter beginning after June 15, 2010. Early adoption is permitted at the beginning of each entity’s first fiscal quarter beginning after issuance of this Update. Adoption of this Update does not have a material impact on the Company’s financial position, results of operations or cash flows.

f)    Impact of recently issued accounting standards

There have been no recently issued United States GAAP accounting standards which the Company believes would have a significant United States GAAP reporting impact. Additionally, the Company will not be required to reconcile its financial statements prepared under IFRS (see Note 4) to United States GAAP, so no United States balances will be reported in the future.

Sprott Resource Lending Corp. (formerly Quest Capital Corp.)
Notes to the Consolidated Financial Statements, December 31, 2010 and 2009
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

24	SUBSEQUENT EVENTS

Loan activities

Subsequent to December 31, 2010, the Company has funded an additional $39,361 in resource loans, which included $5,000 of funds committed as at December 31, 2010.

Subsequent to December 31, 2010, the Company collected $17,992 through real estate loan payments and sales and funded $624 in protective disbursements for real estate loans.

Normal course issuer bid

In March 2011, the Company received regulatory approval to repurchase and cancel up to 9,881,214 of its issued and outstanding common shares by way of a Normal Course Issuer Bid (the “2011 NCIB”), which will end by March 2012. To date, no shares have been repurchased and cancelled under the 2011 NCIB.